NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of Masonite International Corporation will be held

on	Friday, May 2, 2003

at	10:00 a.m. (Eastern Standard Time)

at the	TSX Conference Centre,
The Exchange Tower,
130 King Street West,
Toronto, Ontario

for the following purposes:

•	to receive the financial statements for the year ended December 31, 2002 and the auditors’ report on the statements;

•	to elect the Board of Directors for 2003;

•	to appoint auditors for 2003;

•	to consider and, if thought fit, to approve a resolution amending the Share Option Plan by increasing the number of common shares reserved for issuance under the Plan by 850,000; and

•	to transact any other business properly before the meeting.

If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries. For your vote to be recorded, your proxy must be in the hands of Computershare Trust Company of Canada, by fax at the above noted numbers, or by mail at its Toronto office, no later than 4:30 p.m. (Eastern Standard Time) on Wednesday, April 30, 2003.

By order of the Board of Directors,

Harley Ulster

Executive Vice-President, General Counsel
and Corporate Secretary

Toronto, Ontario

March 21, 2003

NOTE: If you wish to receive (or continue to receive) quarterly financial statements by mail during 2003, shareholders may complete and return an enclosed interim report request form. If you do not return such request, quarterly financial statements will not be sent to you. Financial results are announced by media release and financial statements are available on the Masonite website at www.masonite.com.

Proxy Circular

Unless otherwise indicated, all information is as at March 21, 2003 and all dollar amounts are expressed in Canadian dollars.

Q&A on Proxy Voting

Q:	What am I voting on?
A:	Shareholders are voting on the election of directors to the Board of Masonite for 2003, the appointment of auditors for Masonite for 2003 and the resolution amending the Share Option Plan.

Q:	Who is entitled to vote?
A:	Shareholders as of the close of business on Friday, March 21, 2003 are entitled to vote. Each common share is entitled to one vote on those items of business identified in the Notice of Annual and Special Meeting of Shareholders.

If you acquired your shares after March 21, 2003, please refer to the answer to the question “What if ownership of shares has been transferred after March 21, 2003?” to determine how you may vote such shares.

Q:	How do I vote?
A:	There are two ways that you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the box on page 2 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the meeting on May 2, 2003 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with Masonite’s transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting. If your shares are held in the name of a nominee, please see the box on page 2 for voting instructions.

Q:	Who is soliciting my proxy?
A:	The enclosed form of proxy is being solicited by Masonite International Corporation and the associated costs will be borne by Masonite. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of Masonite and/or Computershare Trust Company of Canada.

Q:	What if I sign the form of proxy enclosed with this Proxy Circular?
A:	Signing the enclosed form of proxy gives authority to Peter Crossgrove or Philip Orsino, each of whom is a director of Masonite, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy.

It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?
A:	Return it to Masonite’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries so that it arrives not later than 4:30 p.m. (Eastern Standard Time) on Wednesday, April 30, 2003. This will ensure your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?
A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of Masonite no later than 4:30 p.m. (Eastern Standard Time) on Thursday, May 1, 2003 or to the Chairman on the day of the meeting, May 2, 2003, or any adjournment of the meeting.

Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions. In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board, the appointment of auditors and the resolution amending the Share Option Plan.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?
A:	The person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters that may properly come before the meeting.

As at the time of printing this Proxy Circular, management of Masonite knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?
A:	As of March 21, 2003, there were outstanding 53,531,349 common shares of Masonite. Each registered shareholder has one vote for each share held at the close of business on March 21, 2003. To the knowledge of the directors and management of Masonite, no shareholder owns or exercises control or direction over more than 10% of the outstanding shares of Masonite.

Q:	What if ownership of shares has been transferred after March 21, 2003?
A:	The person who acquired such shares after March 21, 2003 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask Masonite no later than 4:30 p.m. (Eastern Standard Time) on Tuesday, April 22, 2003 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q:	How will the votes be counted?
A:	Each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.

Q:	Who counts the votes?
A:	Masonite’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of Masonite to preserve the confidentiality of individual shareholder votes. Proxies are referred to Masonite only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?
A:	You can contact the transfer agent by mail at: Computershare Trust Company of Canada Proxy Department P.O. Box 4599, Station A Toronto, Ontario M5W 4Y4	or by telephone: -within Canada and the United States at 1-800-332-0095 -all other countries at (416) 981-9633

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?
A:	There are two ways that you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the meeting, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.
For your shares to be voted for you, please follow the instructions provided by your nominee.

Since Masonite has limited access to the names of its non-registered shareholders, if you attend the meeting, Masonite will have no record of your shareholdings or your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and return same in the manner instructed by your nominee. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Business of the Meeting

1.	Financial Statements
The Consolidated Financial Statements for the year ended December 31, 2002 and the auditors’ report on those statements are included in the 2002 Annual Report mailed to shareholders with the Notice of Annual Meeting of Shareholders and this Proxy Circular.

2.	Election of the Board of Directors
The nine nominees proposed for election as directors of Masonite are listed on pages 4 through 6. All are currently directors of Masonite. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the close of the next Annual Meeting of Shareholders of Masonite or until their successors are elected or appointed.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed on pages 4 through 6. If for any reason at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

3.	Appointment of Auditors
The directors and management of Masonite propose that the firm of KPMG LLP be appointed as the independent external auditors of Masonite for the 2003 fiscal year at a remuneration to be fixed by the Board of Directors. KPMG LLP and its predecessor firm have served continuously as auditors of Masonite for over 15 years.

For the year ended December 31, 2002, fees for audit and related services provided by the auditors for Masonite were U.S.$985,000 (2001 — U.S.$800,000). Non-audit fees paid to KPMG LLP relating to tax planning and compliance in 2002 were U.S.$925,000 (2001 — U.S.$1,156,000). The Audit Committee has reviewed the nature of non-audit services provided by the auditors to ensure they are consistent with maintaining the auditors’ independence.

4.	Amendment to Masonite’s Share Option Plan
The purpose of the Share Option Plan is to align incentives for directors, officers and key employees of Masonite and its subsidiaries with the results realized by shareholders while providing competitive compensation arrangements that reward the creation of shareholder value over the long term.

It is proposed to increase the number of common shares which may be issued pursuant to the exercise of options under the Plan by an additional 850,000 shares. This amendment to the Plan, which maintains the total number of common shares that could be issued under the Plan at approximately 8.3% of the total number of issued and outstanding common shares of Masonite, was approved by the Board of Directors of Masonite subject to regulatory and shareholder approvals.

Under the Plan, 5,035,000 common shares are currently authorized. As at March 21, 2003, there were 3,504,700 options outstanding under the Plan and 111,000 options available for grant (the difference of 1,419,300 shares having already been issued as a result of the exercise of options from 1998 to the date hereof). The Board of Directors of Masonite has approved the grant of 850,000 options which is 739,000 above the current number of options available for grant. If approved by the shareholders, the total number of common shares reserved for the Plan, minus shares that have been previously issued upon the exercise of options, would be 4,465,700, representing approximately 8.3% of the total number of issued and outstanding common shares of Masonite. In addition, there would be 111,000 options available for future grants.

As the amendment to increase the number of common shares issuable under the Plan must be approved by a majority of votes cast at the meeting, the following resolution is presented for consideration at the meeting:

“THAT the amendment to Masonite’s Share Option Plan to provide that the number of common shares issuable pursuant to the exercise of options under such plan be increased by an additional 850,000 common shares is hereby approved.”

Nominees for Election to Board of Directors

Howard L. Beck, Q.C. Toronto, Ontario Director since April 24, 1990 Common shareholdings: 197,400	Mr. Beck is currently a director of, and advisor to, a number of public and private companies, including Masonite, Barrick Gold Corporation, Citibank Canada, Trizec Canada Inc. and Wescam Inc. He previously served as the Vice-Chairman of Barrick Gold Corporation and the Horsham Corporation (the predecessor to TrizecHahn Corporation). Mr. Beck is a member of the Canadian Bar Association and the Canadian Tax Foundation. He holds a Bachelor of Arts and an LL.B. from the University of British Columbia and an LL.M. from Columbia University in New York.

Mr. Beck chairs Masonite’s Human Resource and Compensation Committee and is a member of its Audit Committee and Nominating and Corporate Governance Committee.

John J. Berton Toronto, Ontario Director since May 13, 1991 Common shareholdings: 11,302	Mr. Berton is the President of Starlaw Holdings Limited, a private investment holding company. He has a Bachelor of Commerce Degree and is a Chartered Accountant. He is a director of Starlaw Holdings Limited. Mr. Berton is also involved in several community activities.

Mr. Berton is a member of Masonite’s Audit Committee.

John M. Cassaday Toronto, Ontario Director since August 3, 1993 Common shareholdings: 31,000	Mr. Cassaday is the President and Chief Executive Officer of Corus Entertainment Inc., a publicly traded company listed on the Toronto Stock Exchange and the New York Stock Exchange. He is currently a director of Manulife Financial, Loblaw Companies Limited, the Nestle Canada Advisory Board and St. Michael’s Hospital. In 1995, Mr. Cassaday was the Chair of the United Way campaign for Metro Toronto. Mr. Cassaday has an M.B.A. from the Rotman School of Management at the University of Toronto.

Mr. Cassaday chairs Masonite’s Audit Committee.

Peter A. Crossgrove Toronto, Ontario Director since October 28, 1989 Common shareholdings: 333,401	Mr. Crossgrove is the non-executive Chairman of the Board of Directors of Masonite. He is a director of QLT Inc., Barrick Gold Corporation, Dundee Realty Inc., Band-Ore Resources Ltd. and Philex Gold. Mr. Crossgrove has been involved in numerous charities and is currently the Treasurer of CARE International. He is also the Chairman of Cancer CARE Ontario and the Canadian Association of Provincial Cancer Agencies. He holds a Bachelor of Commerce from McGill University and Concordia University, an M.B.A. from the University of Western Ontario and was a Sloan Fellow in the Doctoral Program at Harvard Business School.

Mr. Crossgrove is a member of Masonite’s Human Resource and Compensation Committee and Nominating and Corporate Governance Committee.

Fredrik S. Eaton, O.C., O. Ont. Toronto, Ontario Director since August 10, 1994 Common shareholdings: 350,000	Mr. Eaton is the Chairman of White Raven Capital Corp., a private holding company. He has held several positions with the T. Eaton Company Limited. In 1991, he was appointed High Commissioner for Canada to the United Kingdom of Great Britain and Northern Ireland and served in such position until 1994. He was appointed an Officer of the Order of Canada in 1990 and received the Order of Ontario in 2001. Mr. Eaton is a director of Hollinger Inc. He is also a Fellow of The Royal Society for the Encouragement of the Arts, Manufacturing and Commerce. He holds a Bachelor of Arts from the University of New Brunswick, an LL.D., honoris causa, from the University of New Brunswick and an honorary Doctor of Laws degree from The Queen’s University of Belfast.

Mr. Eaton chairs Masonite’s Nominating and Corporate Governance Committee.

Alan R. McFarland New York, New York Director since March 24, 1994 Common shareholdings: 10,000	Mr. McFarland is the Managing Member of McFarland Dewey & Co., LLC, an investment banking firm. He is a director of Placer Dome Inc. and a Trustee of the National Constitution Center, Philadelphia. Mr. McFarland is a Trustee of the New York Children’s Aid Society. He holds a Bachelor of Arts in History, the Arts and letters from Yale College and an LL.B. from Yale Law School.

Mr. McFarland is a member of Masonite’s Human Resource and Compensation Committee.

Philip S. Orsino, F.C.A. Toronto, Ontario Director since October 27, 1989 Common shareholdings: 328,699	Mr. Orsino is the President and Chief Executive Officer of Masonite. He is a Chartered Accountant by profession and, in 1997, was elected a Fellow of the Institute of Chartered Accountants. He is an active volunteer and is involved in many community activities. He currently serves as a member of the Board and Chairman of the Finance and Audit Committee of the University Health Network. A published author and member of the Young Presidents’ Organization, Mr. Orsino won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International. On October 17, 2002, Mr. Orsino received the University of Toronto’s Rotman 2002 Distinguished Business Alumni Award. He currently serves as a director of Clairvest Group Inc., the Bank of Montreal and The Institute for Research on Public Policy. Mr. Orsino has a Bachelor of Arts from the University of Toronto.

Joseph L. Rotman, O.C. Toronto, Ontario Director since May 27, 1994 Common shareholdings: 100,000	Mr. Rotman is the Chairman and Chief Executive Officer of Roy-L Capital Corporation, a private investment company. Mr. Rotman serves as a director of Barrick Gold Corporation, the Bank of Montreal and Clairvest Group Inc. He is a member of the Governing Council and Executive Committee of the University of Toronto. He is also a member of the Governing Council and Executive Committee of the Canadian Institute of Health Research and Chair of the Ontario Genomics Institute. Mr. Rotman is a Chair of the Research Advisory Committee and a Member of the Board of Trustees of Baycrest Centre for Geriatric Care and a Board Member of MARS (Medical and Related Sciences Discovery District). Mr. Rotman holds a Bachelor of Arts from the University of Western Ontario and a Masters in Commerce from the University of Toronto. He studied at the Columbia University Graduate School of Business in the Ph.D. program and was awarded an honorary LL.D. from the University of Toronto.

Mr. Rotman is a member of Masonite’s Audit Committee.

Saul M. Spears Toronto, Ontario Director since December 17, 1979 Common shareholdings: 573,676	Mr. Spears is the Chairman and President of Canstor Consumer Storage, a private company. He has been involved with Masonite and its predecessors since 1951. Mr. Spears served as non-executive Chairman of the Board of Directors of Masonite from 1989 to 1997. In 1990, Mr. Spears was honoured by the Ontario Retail Lumber Dealers Association as Executive of the Year. He is a director, member of the audit committee and chair of the compensation committee of Taiga Forest Products Ltd.

Mr. Spears is a member of Masonite’s Nominating and Corporate Governance Committee.

Compensation of the Board of Directors

During the year ended December 31, 2002, Masonite had nine directors (eight non-employee, one management). Non-employee directors received the following compensation:

•	Annual retainer: US$20,000 per year (US$35,000 per year for the Chairman)

•	Board or Committee meeting fee: US$1,000 per meeting (US$750 meeting if participating by telephone)

•	Committee Chair retainer: US$5,000 per year

•	Related travel and out-of-pocket expenses incurred when attending meetings

Summary of Board and Committee Meetings Held

During the Year Ended December 31, 2002

Board	8
Audit Committee	5
Human Resource and Compensation Committee	2
Nominating and Corporate Governance Committee	2

Total number of meetings held	17

Corporate Governance Practices

Effective corporate governance is a priority for the Board of Directors. Through the Nominating and Corporate Governance Committee, the Board reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that Masonite’s governance plan is consistent with and, in certain instances, goes beyond, the guidelines adopted by the Toronto Stock Exchange (“TSX”). A detailed comparison of Masonite’s corporate governance procedures compared with these guidelines may be found in Schedule 1 on page 15.

The U.S. Sarbanes-Oxley Act of 2002 (“SOX”) has introduced a number of corporate governance requirements that affect Masonite. Many of the requirements relate to the functions and composition of the Audit Committee of the Board of Directors. Masonite is in full compliance with those aspects of SOX that have come into force. Other aspects of that legislation are not yet in effect, pending the finalization of implementing rules by the United States Securities and Exchange Commission (the “SEC”). Furthermore, the New York Stock Exchange has proposed changes to its listing requirements. The changes will have to be revised in light of recent SEC rules that were introduced in connection with SOX. It is not yet clear which of the proposed amendments will be applicable to “foreign private issuers” like Masonite. Some of the proposed amendments are similar to the TSX guidelines. Masonite will follow the progress of the SEC’s review of the proposed amendments with a view to changing its governance practices as necessary in order to comply with any requirements applicable to Masonite in a timely manner.

In addition, proposed amendments to the TSX guidelines were published in the Spring of 2002, with a further set of proposed amended guidelines circulated by the TSX in December 2002. At the time this proxy circular was prepared, these proposed amendments were still under review by the Ontario Securities Commission. In response to these amended guidelines, when they are finalized, Masonite will make any necessary changes to its governance practices.

Committees of the Board of Directors

Audit Committee

The members of Masonite’s Audit Committee are Howard L. Beck, John J. Berton, John M. Cassaday and Joseph L. Rotman. All of the members of the Audit Committee are unrelated within the meaning of the TSX guidelines. The Board of Directors determines that a member of the Audit Committee is unrelated if he has no material relationship with Masonite. The Audit Committee’s primary duties and responsibilities are (i) to monitor the integrity of Masonite’s financial statements and financial reporting processes and systems of internal controls regarding finance, accounting and legal compliance, (ii) monitor the independence and performance of Masonite’s independent external auditors and (iii) provide an avenue of communication among the independent external auditors, management and the Board of Directors. The Board is satisfied that members of the Audit Committee are financially literate and have accounting or related financial expertise.

The Audit Committee meets at least four times annually and, in 2002, this Committee held five meetings. The Committee meets separately at least annually with management, with the independent external auditors and as a committee to discuss any matters the Committee or any of these groups believes should be discussed. The Audit Committee has several duties and responsibilities, including:

•	reviewing the independence and performance of the independent external auditors and annually recommending to the Board of Directors the independent external auditors to be proposed for appointment at the next annual shareholders’ meeting;

•	at least annually, obtaining a report from the independent external auditors, including the report on the audited financial statements, the audit findings report and a description of all relationships between the independent external auditors and Masonite, in order to assess auditor independence;

•	at least annually, meeting with Masonite’s independent external auditors to review the audit plan prior to the commencement of audit work;

•	reviewing Masonite’s annual and interim financial statements and management’s discussion and analysis of financial condition and results of operations relating thereto, prior to filing;

•	discussing any significant changes to Masonite’s accounting policies and the appropriateness of those policies;

•	discussing generally earnings press releases, as well as press releases containing financial information and earnings guidance;

•	reviewing significant financial risk exposures and the steps taken by management in relation to those risks; and

•	discussing Masonite’s internal controls and management information systems with management.

Human Resource and Compensation Committee

The members of Masonite’s Human Resource and Compensation Committee are Howard L. Beck, Peter A. Crossgrove and Alan R. McFarland. All of the members of the Human Resource and Compensation Committee are unrelated within the meaning of the TSX guidelines. This Committee meets at least annually and, in 2002, held two meetings.

The Committee generally has primary responsibility for (i) assisting the Board of Directors in discharging its responsibilities relating to the compensation of Masonite’s executives, and (ii) producing an annual report on executive compensation for inclusion in the proxy circular for Masonite’s annual meeting of shareholders. More particularly, the Human Resource and Compensation Committee generally assumes several duties and responsibilities, including:

•	reviewing the performance of the President and Chief Executive Officer and the executive officers reporting directly to the President and Chief Executive Officer;

•	annually reviewing and discussing the objectives provided by the President and Chief Executive Officer and assessing the performance of the President and Chief Executive Officer against those objectives;

•	annually reviewing and recommending the nature and level of compensation of Masonite’s executive officers, including the President and Chief Executive Officer;

•	annually reviewing, analyzing and making recommendations to the Board of Directors in respect of compensation policy and practice, annual base salaries and short and long-term incentive plans;

•	administering Masonite’s Senior Executive Compensation Plan; and

•	reviewing and recommending the directors’ remuneration, considering time commitment, comparative fees and responsibilities.

Nominating and Corporate Governance Committee

The members of Masonite’s Nominating and Corporate Governance Committee are Howard L. Beck, Peter A. Crossgrove, Fredrik S. Eaton and Saul M. Spears. All of the members of the Nominating and Corporate Governance Committee are unrelated within the meaning of the TSX guidelines. This Committee meets at least annually and, in 2002, held two meetings.

The Committee generally has primary responsibility for (i) recommending to the Board of Directors the nominees for election as director for each annual meeting of shareholders of Masonite, (ii) developing and recommending to the Board of Directors a set of corporate governance principles for Masonite, and (iii) evaluating the composition and performance of the Board of Directors and the composition, mandate and performance of each committee of the Board of Directors. More particularly, the Nominating and Corporate Governance Committee generally assumes several duties and responsibilities, including:

•	annually reviewing the credentials of nominees for re-election to the Board of Directors to ensure that nominees have the highest personal and professional integrity and have demonstrated exceptional ability and to ensure that each nominee’s qualifications are maintained;

•	reviewing and making recommendations as to the composition of the committees of the Board of Directors of Masonite;

•	developing the corporate governance policy of the Board of Directors, reviewing the policy at least annually and recommending any changes to the policy as the Committee considers appropriate;

•	developing Masonite’s approach to corporate governance issues; and

•	undertaking such other initiatives as are needed to help the Board of Directors deliver good corporate governance.

Executive Compensation

Summary Compensation Table for Named Executive Officers

Compensation for the Chief Executive Officer and the next four most highly compensated executive officers (collectively, the “Named Executive Officers”) is summarized in the table below.

					Long-term
		Annual compensation			compensation awards

Name and				Other annual	Securities under
principal position	Year	Salary (US$)	Bonus (US$)(a)	compensation (US$)(b)	options granted (#)(c)

Philip S. Orsino	2002	1,250,000	1,850,000	8,800	350,000
President and	2001	900,000	3,580,000	17,800	Nil
Chief Executive Officer	2000	900,000	Nil	19,300	50,000

Harley Ulster	2002	400,000	168,000	5,100	10,000
Executive Vice-President, General	2001	400,000	668,000	10,400	Nil
Counsel and Corporate Secretary	2000	400,000	Nil	11,300	15,000

Robert V. Tubbesing	2002	350,000	126,000	5,200	10,000
Vice-President, Finance	2001	350,000	426,000	10,500	Nil
and Chief Financial Officer	2000	350,000	Nil	11,400	15,000

Lawrence P. Repar	2002	385,000	138,600	5,700	70,000
Executive Vice-President	2001	350,000	476,000	11,600	Nil
and Managing Director,	2000	350,000	Nil	12,600	40,000
Sales and Marketing

James U. Morrison (d)	2002	370,000	133,200	Nil	10,000
Executive Vice-President	2001	123,333	397,500	Nil	200,000

Notes

(a)	In light of the efforts of Masonite’s management in successfully completing the acquisition of Masonite Corporation and the refinancing of Masonite’s credit facilities, in addition to achieving the business plan objectives for 2001, the Named Executive Officers were given a discretionary special cash bonus above the normal bonus range for their performance in 2001.

(b)	Represents imputed interest benefits on the interest-free loans provided by Masonite under its Senior Executive Share Purchase Plan. See “Directors, Executive Officers and Senior Officers — Indebtedness” below.

(c)	Options granted in 2002 and 2000 were for the Named Executive Officers’ performances in 2001 and 1999, respectively. The following options for the Named Executive Officers’ performances in 2002 were conditionally granted in February 2003 subject to obtaining regulatory and shareholder approval to the proposed increase in the number of common shares reserved for issuance under Masonite’s Share Option Plan: Philip Orsino — 350,000; Harley Ulster — 20,000; Robert Tubbesing — 20,000; Lawrence Repar — 30,000; and James Morrison — 30,000. If approved by shareholders, the exercise price of these options will be $28.30, determined in accordance with the provisions of the Share Option Plan.

(d)	Mr. Morrison joined Masonite on August 31, 2001.

2002 Stock Option Grants

In the year ended December 31, 2002, options to purchase common shares of Masonite were granted to the Named Executive Officers for their performances in 2001 as set out in the following table. All of the options granted had an exercise price equal to the market price of the common shares of Masonite on the TSX on the business day immediately preceding the date of the grant. The options vest over three years at the rate of 33 1/3% each year.

Option Grants During the Year Ended December 31, 2002

		% of		Market value
	Number of	total options		of underlying
	securities	granted to		securities on
	under option	employees in	Exercise price	date of grant
Name	granted	financial year	(Cdn.$/security)	(Cdn.$/security)	Expiration Date

Philip S. Orsino	350,000	55	22.40	22.40	May 10, 2012
Harley Ulster	10,000	2	22.40	22.40	May 10, 2012
Robert V. Tubbesing	10,000	2	22.40	22.40	May 10, 2012
Lawrence P. Repar	70,000	11	22.40	22.40	May 10, 2012
James U. Morrison	10,000	2	22.40	22.40	May 10, 2012

The following table shows the aggregate number of options each Named Executive Officer now holds and the value of these options based on the market price of Masonite’s common shares on the Toronto Stock Exchange as at December 31, 2002, which was $26.62.

Aggregated Option Exercises During the Year Ended December 31, 2002

and Financial Year-end Option Values

					Value of unexercised
			Unexercised options		in-the-money options at
	Securities		at December 31, 2002(#)		December 31, 2002 (Cdn.$)
	acquired on	Aggregate value
Name	exercise (#)	realized (Cdn.$)	Exercisable	Unexercisable	Exercisable	Unexercisable

Philip S. Orsino	350,000	5,846,750	1,129,167	233,333	14,675,000	985,000
Harley Ulster	200,000	3,359,025	300,833	6,667	4,022,000	28,000
Robert V. Tubbesing	109,500	2,212,325	293,333	6,667	4,034,000	28,000
Lawrence P. Repar	90,000	1,224,650	213,333	46,667	2,411,000	197,000
James U. Morrison	Nil	Nil	136,667	73,333	1,790,000	916,000

Employment Agreement and Termination of Employment

Masonite’s predecessor, Premdor Inc., entered into an employment agreement with Philip Orsino on October 27, 1989, which agreement has been extended by the Board of Directors four times (most recently on February 13, 2003). Under his employment agreement, Mr. Orsino has agreed to serve as the President and Chief Executive Officer of Masonite until December 31, 2007 and Masonite has agreed that he shall continue in that position thereafter unless he is terminated in accordance with the terms of the agreement. If Mr. Orsino’s employment is terminated other than for cause, he is entitled to at least 24 months’ notice and his termination date shall not be earlier than December 31, 2007. In the event that this provision is not complied with, Mr. Orsino is entitled to payment of his salary and other compensation and benefits that he would have otherwise been entitled to receive during the period from the termination notice to the later of (i) the expiry of the 24 month period and (ii) December 31, 2007. The agreement provides that Masonite shall pay to Mr. Orsino an annual salary approved by the Board of Directors, excluding Mr. Orsino.

Masonite has also entered into agreements with the Named Executive Officers in order to induce such executives to remain in the employ of Masonite following a change in control. The terms and conditions of the agreements are similar for each of the Named Executive Officers. Under the agreements, a change in control would occur in the three scenarios described below:

•	if a person acquires 20% or more of Masonite’s outstanding common shares, and a change in the composition of the Board of Directors occurs within two years after the date of such acquisition such that the directors of Masonite in office immediately before such date cease to constitute a majority of the Board of Directors;

•	a person acquires 35% or more of Masonite’s outstanding common shares; or

•	the shareholders of Masonite approve (i) an amalgamation or merger of Masonite with any other corporation (other than a subsidiary of Masonite), (ii) any other business combination or consolidation, (iii) a plan for the liquidation of Masonite, or (iv) an agreement for the sale or disposition of all or substantially all of Masonite’s assets and within two years following any such transaction, a majority of the board of directors of the amalgamated or merged entity or successor entity into which Masonite was liquidated or which acquired all or substantially all of Masonite’s assets is not comprised of individuals who were directors of Masonite immediately prior to such event.

Upon a change in control, Masonite has agreed, among other things, to continue the employment of the Named Executive Officers. If their employment is terminated by Masonite, at any time prior to a change of control or at any time within three years following a change of control (other than for cause, disability, retirement or death), or if the executive’s employment is terminated by the executive for “good reason” at any time within three years following a change in control, or if the executive’s employment is terminated by the executive at any time within 60 days after the end of the 12 month period following a change in control with or without “good reason”, the executive will be entitled to receive an amount equal to two to three times (depending on the executive) the executive’s annual salary and bonus (subject to reduction if the executive would have retired within two years following the date of termination).

Report of the Human Resource and Compensation Committee on Executive Compensation

It is the responsibility of the Human Resource and Compensation Committee to review and recommend to the Board of Directors annually the compensation proposed to be paid to Masonite’s executive officers and to make recommendations to the Board concerning annual bonus levels and grants under the Share Option Plan. The Committee also reviews such human resources and compensation issues as it considers appropriate, and retains consultants from time to time to provide advice regarding Masonite’s compensation strategy and programs.

Compensation Strategy

The major elements of Masonite’s pay-for-performance executive compensation program are base salary, a short-term incentive in the form of an annual cash bonus and a long-term incentive in the form of options to purchase common shares. Base salary constitutes a majority of the overall compensation package, with the balance comprised of short and long-term incentives in approximately equal parts. The Human Resource and Compensation Committee believes that this approach best serves the interests of shareholders by ensuring that executive officers are compensated in a manner that advances both the short and long-term interests of shareholders. Thus, compensation for Masonite’s executive officers involves a high proportion of pay which is at risk: both the annual cash bonus and stock option grants are based primarily on the extent to which the objectives set out in the business plan are achieved. Annual cash bonuses and stock option grants can also be based, in part, on an evaluation of the contribution made by the executive to Masonite’s performance. Stock options also directly relate a significant portion of the executive’s long-term remuneration to share price appreciation realized by Masonite’s shareholders. The directors have the authority to grant additional discretionary bonuses based on performance.

The Human Resource and Compensation Committee places a greater emphasis on short-term and long-term incentives than might be expected for a Canadian incorporated public company. Over 80% of Masonite’s revenue is derived from North American sources with a significant portion thereof deriving from United States sources. Consequently, Masonite competes for executive talent in the United States market. The Committee has used short-term and long-term incentives to align Masonite’s compensation levels closer to the executives’ counterparts in the United States. The target is for the aggregate compensation payable to executive officers to be above average in relation to compensation paid for comparable executives in the United States and Canada. The comparative group consists of corporations in similar businesses with similar revenues and performance achievements.

Base Salary

Annual base salary levels for the executive officers are established for each year by reference to the range of salaries paid in general industry in North America with the intention that the salaries will be in the 75th percentile of that range. Executive officers are not entitled to an annual cost of living adjustment to avoid engendering a sense of annual entitlement. The President and Chief Executive Officer has an employment contract which provides for a specified minimum annual salary subject to such increases as the Board of Directors (excluding the President and Chief Executive Officer) determines appropriate. See “Executive Compensation — Employment Agreement and Termination of Employment” above.

Annual Cash Bonus

The entitlement of each executive officer to an annual bonus is tied to the satisfaction of Masonite’s objectives set out in its business plan for that year as approved by the Board of Directors. In Masonite’s senior executive compensation plan, the Committee establishes the amount of the bonus to be paid should these objectives be achieved. The bonus is a percentage, ranging from 30% to 120%, of an executive’s base pay. In February 2003, the Named Executive Officers were given a discretionary cash bonus in the following amounts (in US$): Philip Orsino — $1,250,000; Harley Ulster — $140,000; Robert Tubbesing — $85,000; Lawrence Repar — $140,000; and James Morrison — $150,000.

Stock Options

The Committee believes that a portion of total compensation for executives must be aligned with the market price of Masonite’s common shares. The Committee has established a guideline that ensures that Masonite maintains the total number of common shares reserved for the Share Option Plan, minus those options that have been exercised, to less than 10% of the total number of issued and outstanding common shares of Masonite. This reduces the future dilutive effects of stock options on share value.

The terms of stock options granted to the executive officers are recommended by the Human Resource and Compensation Committee to the Board based upon the responsibilities and performance of the executive officers concerned. Options are exercisable over a ten-year period, and vest over three years, in order to maximize their incentive value and correspondingly enhance Masonite’s ability to retain its executive officers. In 2002, 632,500 options to purchase common shares were granted at an exercise price of Cdn.$22.40 per share. Masonite does not currently have specific target ownership levels for equity holdings in Masonite by executive officers and other key employees.

The Human Resource and Compensation Committee believes that Masonite’s compensation structure appropriately takes into account Masonite’s performance and the individual contributions toward that performance by the President and Chief Executive Officer and other executive officers of Masonite. In summary, the Human Resource and Compensation Committee believes that Masonite’s compensation policy and practices are helping Masonite attract, retain and motivate its executive officers in the attainment of its business goals and in the best interests of shareholders.

Submitted by the Human Resource and Compensation Committee of the Board of Directors:

Howard L. Beck (signed)		Peter A. Crossgrove (signed)
(Chair)

Alan R. McFarland (signed)

Directors, Executive Officers and Senior Officers – Indebtedness

There is currently no indebtedness outstanding relating to the purchase of common shares of Masonite incurred by current or former directors, officers and employees of Masonite or its subsidiaries. All loans under Masonite’s Senior Executive Share Purchase Plan were repaid in February 2003.

Table of Indebtedness under Securities Purchase Program

		Largest amount
		outstanding during		Financially assisted
Name and		the year ended	Amount outstanding	securities purchases
principal	Involvement of	December 31,	as at March 21,	during the year ended
position	issuer or subsidiary	2002 (Cdn.$)(a)	2003 (Cdn.$)	December 31, 2002 (#)

Philip S. Orsino President and Chief Executive Officer	Masonite/Lender	500,000	Nil	Nil

Harley Ulster Executive Vice- President, General Counsel and Corporate Secretary	Masonite/Lender	291,507	Nil	Nil

Robert V. Tubbesing Vice-President, Finance and Chief Financial Officer	Masonite/Lender	294,993	Nil	Nil

Lawrence P. Repar Executive Vice- President and Managing Director, Sales and Marketing	Masonite/Lender	326,100	Nil	Nil

Wilfrid A. Curtis Vice-President, Administration	Masonite/Lender	238,900	Nil	Nil

Paul A. Bernards Vice-President and Corporate Controller	Masonite/Lender	210,000	Nil	Nil

Leo Serio Vice-President, Operations Support	Masonite/Lender	300,301	Nil	10,900

(a)	All loans were interest-free, non-recourse and were secured by the common shares of Masonite purchased with the proceeds of the loan.

Directors’ and Officers’ Insurance and Indemnification

The premium paid for the directors’ and officers’ liability insurance policy purchased by Masonite for the year ended December 31, 2002 was US$362,000. The aggregate insurance coverage obtained under the policy is US$100,000,000 per year. There is no deductible for claims under this insurance policy by directors and officers and a US$200,000 deductible for claims by Masonite.

In accordance with the provisions of the Business Corporations Act (Ontario), the by-laws of Masonite provide that Masonite shall indemnify a director or officer or a former director or officer, or a person who acts or acted at Masonite’s request as a director or officer of a company of which Masonite is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action to satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of Masonite or such other company if he or she acted honestly and in good faith with a view to the best interests of Masonite or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of Masonite on December 31, 1997 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the five most recently completed years. The S&P/TSX Composite Index is a total return index, including dividends reinvested.

Additional Information

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(i)	the latest Annual Information Form of Masonite together with any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)	the comparative financial statements of Masonite for the year ended December 31, 2002 together with the accompanying report of the auditors’ thereon or any interim financial statements of Masonite for periods subsequent to December 31, 2002; or

(iii)	this Proxy Circular,

please send your request to:	Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario, Canada L4W 1J2

Attention: Investor Relations
Telephone: 905-670-6500
Fax: 905-670-6520
E-mail: investorrelations@masonite.com

Directors’ Approval

The Board of Directors has approved the contents and the sending of this Proxy Circular to the shareholders.

Harley Ulster

Executive Vice-President, General Counsel
and Corporate Secretary
Toronto, Ontario

March 21, 2003

Schedule 1 – Governance Procedures

Extensive regulatory changes are in progress, primarily arising from the United States Sarbanes-Oxley Act, and further changes are anticipated as a result of discussions between the TSX and the Ontario Securities Commission and as a result of expected changes to the New York Stock Exchange listing requirements. Masonite continues to monitor these changes and as clarification on each is available, appropriate action will be contemplated.

Below Masonite’s governance procedures are compared with the TSX corporate governance disclosure guidelines, including the proposed amendments published in 2002 arising from the final report of the Joint Committee on Corporate Governance as mandated by the TSX, the TSX Venture Exchange and the Canadian Institute of Chartered Accountants.

TSX Guideline			Masonite Alignment	Masonite’s Governance Procedures

1.	The Board should explicitly assume responsibility for the stewardship of Masonite and specifically for:		yes	The Board, either directly or through committees, is responsible for management and supervision of the business and affairs of Masonite with the objective of enhancing shareholder value.

It establishes the overall policies and standards for Masonite. The Board has delegated to management the power to manage the day-to-day business and affairs of Masonite. The Board seeks to ensure that Masonite is managed so as to enhance shareholder value and to ensure its long-term viability. The directors are kept informed of Masonite’s operations at directors’ meetings and committee meetings and through reports and discussions with management. The Board meets on a regularly scheduled basis and, during 2002, met on eight occasions. In addition, communications between the directors and management occurs apart from the regularly scheduled Board or committee meetings.

Board meetings, from time to time, focus on strategic, long-term planning. The President and Chief Executive Officer is required to review his short and long-term goals with the Board through the presentation of an annual business plan. At least annually, the Board conducts an extensive review of the business plan.

	(a)	adoption of a strategic planning process and approval of a strategic plan which takes into account the opportunities and risks of the business;	yes	The Board approves Masonite’s annual business plan prepared by management. These plans include details of the opportunities and risks of the business. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management. Throughout the year, the directors also receive strategic updates at regular Board meetings.

	(b)	identification of the principal risks of Masonite’s business and ensuring and implementation of appropriate systems to manage those risks;	yes	The Board assumes responsibility for identifying and managing business risks. The Board reviews with management Masonite’s principal risks and receives reports of management’s assessment of, and proposed responses to, those risks as they develop. This process ensures that the Board as a whole actively and appropriately oversees the management of all significant risks applicable to Masonite’s business. The Audit Committee meets regularly to review areas of financial risk.

TSX Guideline			Masonite Alignment	Masonite’s Governance Procedures

	(c)	succession planning, including appointing, training and monitoring senior management;	yes	The Nominating and Corporate Governance Committee reviews and reports to the Board on planning and monitoring organizational structure and succession matters at least annually. The President and Chief Executive Officer makes succession planning an ongoing priority. The Human Resource and Compensation Committee reviews and monitors executive development programs. The Board has adopted pay-for-performance based compensation in order to attract, retain and motivate skilled and entrepreneurial management and employees.

	(d)	communications policy; and	yes	The Board, through its Audit and Nominating and Corporate Governance Committees, is responsible for, and has implemented procedures to ensure, the timely dissemination of all material information. The Board scrutinizes all material disclosure documents such as quarterly press releases, this Proxy Circular, Masonite’s Annual Reports and Masonite’s annual information forms. Furthermore, the Board and its Committees review Masonite’s communication policies that address how Masonite interacts with the public and certain measures to avoid selective disclosure.

	(e)	integrity of internal control and management information systems.	yes	The Board has, through the appointment of various committees, put in place an effective system for monitoring the implementation of corporate strategies. In addition, the Board has the power to appoint ad hoc committees to deal with specific non-recurring issues. Each of the committees is responsible to review and advise the Board on implementation of corporate strategy in the areas described on pages 7 and 8 of this Proxy Circular.

2.	A majority of directors should be “unrelated”.		yes	All directors standing for election on May 2, 2003, with the exception of Mr. Orsino, the President and Chief Executive Officer of Masonite, are “unrelated”.

3.	The Board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors.	yes	Based on information provided by directors as to their individual circumstances, the Board has determined that only one of the nine persons proposed for election to the Board for 2003 is “related” and that is Mr. Orsino, the President and Chief Executive Officer of Masonite.

In 2002, Masonite paid a fee of U.S.$640,000 to McFarland Dewey & Co., LLC, an investment banking firm of which Alan R. McFarland, a director of Masonite, is a partner. The fee was paid in connection with a one-time retainer relating to advice given by McFarland Dewey & Co., LLC in connection with the disposition of certain assets of Masonite. The Board is satisfied that the retainer could not reasonably be perceived to interfere with Mr. McFarland’s ability to act with a view to the best interests of Masonite and that Mr. McFarland is, therefore, an “unrelated” director.

TSX Guideline		Masonite Alignment	Masonite’s Governance Procedures

4.	The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the Board and assessing directors on an ongoing basis.	yes	The Nominating and Corporate Governance Committee is responsible for recommending to the Board suitable director candidates. In undertaking this responsibility, the Committee annually assesses the skill sets of the existing Board and committees and identifies any additional skill sets deemed to be beneficial. The Committee is composed of four members, all of whom are “unrelated”.

5.	The Board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the Board, its committees and individual directors.	yes	The Nominating and Corporate Governance Committee conducts an evaluation process of the effectiveness of the Board and its committees, including a directors’ survey to provide feedback to individual directors on the Board’s effectiveness. The survey, the results of which are compiled by an outside consultant to ensure confidentiality, rates the Board’s performance. In such evaluation process, the Committee assesses the operation of the Board and its committees, the skill sets and performance of the existing members of the Board and committees, the adequacy of information provided to directors, communication processes between the Board and management, agenda planning for Board and committee meetings and strategic direction and process. The Committee has the ability to make recommendations for changes where appropriate.

6.	The Board should provide orientation and education programs for new directors.	yes	New directors are provided with full orientation on Masonite’s organizational structure, the structure of the Board and its committees, Masonite’s corporate policies and by-laws. On an ongoing basis, presentations are made and reports are provided to the Board on various aspects of Masonite’s operations. Board meetings are held from time to time at plant sites and regional offices to give directors additional insight into Masonite’s business.

7.	The Board should examine its size and undertake, where appropriate, a program to establish the size of the Board which facilitates effective decision-making.	yes	At the meeting on May 2, 2003, nine directors will stand for election for a one-year period. The matter of Board size is considered formally on an annual basis by the Board, and on an ongoing basis by the Nominating and Corporate Governance Committee. The Board is of the view that the current membership has the necessary breadth and diversity of experience and its size is appropriate to provide for effective decision-making and staffing of Board committees. The Board continues to assess potential candidates for future nominations.

8.	The Board should review the adequacy and form of compensation of directors in light of risks and responsibilities involved in being an effective director.	yes	The Human Resource and Compensation Committee annually reviews the compensation paid to directors to ensure that it is competitive, and is consistent with the risks and responsibilities involved in being an effective director.

TSX Guideline		Masonite Alignment	Masonite’s Governance Procedures

9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated although some board committees may include one or more inside directors.	yes	All Board committees are composed solely of outside directors who are “unrelated”.

10.	The Board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, among other things, be responsible for Masonite’s response to these governance guidelines.	yes	The Nominating and Corporate Governance Committee monitors best practices for governance amongst senior Canadian and United States companies and annually reviews Masonite’s governance practices to ensure Masonite continues to exemplify high standards of corporate governance. The Committee is responsible for Masonite’s response to these governance guidelines.

An overview of the roles and responsibilities of the Nominating and Corporate Governance Committee is provided on page 8 of this Proxy Circular.

11.	The Board, together with the Chief Executive Officer, should develop position descriptions for the Board, and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. The Board should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	yes	The Board is cognizant of its legal responsibilities and has established terms of reference for its committees. There is no specific mandate for the Board members, since the Board has plenary power.

A position description for the Chief Executive Officer is contained in his employment agreement. The Chief Executive Officer’s and senior management’s objectives are set out in an annual business plan that is reviewed and approved annually by the Board. The Human Resource and Compensation Committee conducts an annual assessment of the Chief Executive Officer’s and senior management’s performance against these objectives. The results of the assessment are reported to the Board.

The Board has established limits on management’s authority depending on the nature and size of the proposed transaction. The Board believes that management is responsible for the development of individual business units and overall corporate strategy. The role of the Board is to establish an agreed planning process, then review, question and ultimately approve the strategy for Masonite.

The Board also looks to management to identify matters which should be considered by the Board, to provide it with all information and documentation relevant to the Board’s consideration of those issues and to remain alert to developments in the strategic environment in which Masonite operates, including changes in the industry and consumer preference. The Board or one of its committees receives regular reports from management confirming Masonite’s compliance with various legal requirements and internal control procedures and expects management to provide it with additional reports if extraordinary situations arise.

TSX Guideline		Masonite Alignment	Masonite’s Governance Procedures

12.	The Board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the Board carries out its responsibility effectively which will involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.	yes	Mr. Crossgrove, the non-executive Chairman of the Board, is an independent member of the Board. The Chairman serves as a liaison on corporate governance matters among the directors and between the Board and senior management.

The Board and its committees meet independently of management when needed.

13.	The Audit Committee should be composed of only “unrelated” directors. All of the members of the committee should be financially literate and at least one member should have accounting or related financial expertise. The Board shall determine the definition for “financial literacy” and “accounting or related financial expertise”. The Board should adopt a charter for the Audit Committee which sets out the roles and responsibilities of the committee. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee’s duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	yes	The Audit Committee is composed of unrelated directors. The Board is satisfied that members of the Audit Committee are financially literate and have accounting or related financial expertise. The roles and responsibilities of the Audit Committee are set in the Committee’s charter and an overview of those roles and responsibilities is provided on pages 7 and 8 of this Proxy Circular. This charter is periodically reviewed by the Board to ensure compliance with new and existing legislation and to make such other changes to the charter as the Board considers appropriate.

The Audit Committee meets separately (without management present) with the independent external auditors of Masonite and discusses with them the financial statements and other financial issues as deemed appropriate.

As outlined in its charter, the Audit Committee requires management to implement and maintain appropriate internal control. The committee approves the internal control policy, and approves the audit and non-audit services provided by the independent external auditors to ensure they are consistent with maintaining the auditors’ independence.

14.	The Board should implement a system to enable an individual director to engage an outside advisor at Masonite’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	yes	Individual directors may, with the concurrence of the Chairman of the Board, engage outside advisors at the expense of Masonite.